SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 18, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Stock Exchange Release: Nokia speeds up transformation to improve profitability

Stock exchange release	1 (6)
18 March 2021

Nokia Corporation
Stock Exchange Release
18 March 2021 at 8:00 EET

Nokia speeds up transformation to improve profitability

Capital Markets Day 2021

•	Company sets out a three-phased journey to deliver sustainable, profitable growth and technology leadership.

•	Reiterates its financial outlook for 2021 and provides outlook for 2023.

•	Anticipates comparable operating margin to increase to 10–13% in 2023 and to grow faster than the market in full-year 2023.

•	Launches new company purpose and ways of working.

•	Capital Markets Day presentations will update on key market opportunities, focus areas and long-term trends.

Today Nokia is holding its Capital Markets Day 2021 and providing an overview of long-term market trends, how it is setting itself up for value creation, detailed plans for each of its business segments, its financial outlook and its updated dividend policy.

“Nokia is repositioning itself to deliver sustainable, profitable growth, adapting our business to lead in an increasingly digitalized world. We have a clear and detailed plan for how we will reset the business, accelerate competitiveness and scale up our lead in the markets we choose to play in. This plan will enable us to deliver double-digit comparable operating margins in 2023,” says Pekka Lundmark, President and CEO of Nokia.

“We have moved away from end-to-end as a cornerstone of our equity story and have instead put in place four fully accountable, empowered business groups, arranged according to how customers buy. Each of these business groups has solid strategies and targets to grow market share and margins through enhanced technology leadership,” he continues.

Nokia sees a number of major trends impacting the industry over the next few years, with 5G and resulting technologies at their core and creating opportunities for CSPs, enterprises and webscales.

These trends include next-generation access with fiber-to-the-home and optimized transport technologies delivering a seamless experience for consumers in homes and workplaces, enabling a “gigabit society” when combined with mobile 5G. In addition, connected digital enterprise will drive massive productivity, efficiency and safety gains across industries. A result of this will be significant growth in the Enterprise market.

“5G is still in its early phase. We estimate that the peak of the 5G market will last roughly twice as long as it did with 4G. So these trends of next generation access and digital connected enterprise still have a long way to run. I want Nokia be able to shape them, delivering best-of-breed products, services and connectivity that allow our customers to deliver constantly improving performance,” says Lundmark.

Stock exchange release	2 (6)
18 March 2021

New company purpose

The world is changing rapidly and facing fundamental challenges. Pressure on the planet is increasing, productivity is stalling and access to opportunity remains stubbornly unequal.

Nokia believes technology is central to the solution.

Technology can help to respond to climate change through more efficient use and re-use of the world’s resources. It can be essential for restoring productivity growth by digitalizing physical industry, and it can help provide more inclusive access to work, healthcare, markets and education.

“With that in mind, our new purpose at Nokia is to create technology that helps the world act together. With our customers, we create the critical networks that bring together the world’s people, machines, and devices. And everything we do in our business will contribute to this aim” Lundmark continues.

To deliver on its refreshed purpose, Nokia will strengthen its position as a trusted partner for critical networks, which underpin more and more mission-critical functions for businesses and across societies. In addition, Nokia focuses on technology leadership in each of its businesses and captures the value shift to cloud and new business models as critical networks evolve. Nokia also creates value with long-term research and intellectual property which provide both the technology and the financial platform for the company to be successful over the long term.

In addition, Nokia is refreshing its ways of working and promoting a culture where its people are open to continuous development, fearless to experiment and empowered to act with clear accountability.

Reset, Accelerate, Scale – three phases to delivering above market growth

To deliver on its targets for sustainable growth Nokia has set out a three-phased approach.

First, an ongoing reset, with focus on securing technology leadership; implementing the new operating model to reduce complexity and increase accountability; securing full portfolio competitiveness in Mobile Networks; resetting its cost base; and renewing the ways of working.

From 2022 onwards the company will accelerate competitiveness and aims to grow margins through enhanced technology leadership, digitalization of own operations, automation and capturing emerging opportunities. It then plans to scale up to drive growth in new use cases and business models including in enterprise and private wireless in order to grow faster than the market.

Market development 2020 to 2023

Nokia’s total estimated addressable market is expected to grow at a compounded annual growth rate (CAGR) of approximately 1% from 2020 to 2023, comprising of the following estimates:

Stock exchange release	3 (6)
18 March 2021

•	Mobile Networks estimated 2020 – 2023 addressable market CAGR, excluding China, of approximately 1%;

•	Network Infrastructure estimated 2020 – 2023 global addressable market CAGR of approximately 2%;

•	Cloud and Network Services estimated 2020 – 2023 global addressable market CAGR of 2%.

Financial outlook for 2021 and 2023

Today, Nokia reiterated its financial outlook for 2021 and provided its outlook for 2023.

Outlook	Full year 2021	Full year 2023
Net sales, adjusted for currency fluctuations[1]	EUR 20.6 billion to EUR 21.8 billion	Grow faster than the market
Comparable operating margin[2]	7 to 10%	10 to 13%
Free cash flow[3]	Positive	Clearly positive
Comparable ROIC[2,4]	10 to 15%	15 to 20%

1 Assuming continuation of 2020 year-end EUR/USD rate of 1.23.

2 Comparable measures exclude intangible asset amortization and other fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability.

3 Free cash flow = net cash from/(used in) operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments.

4 Comparable ROIC = (Comparable operating profit after tax) / (Average total equity + average interest-bearing liabilities – average total cash and current financial investments).

Providing transparency to Nokia’s four new business groups

In addition, regarding the underlying assumptions of Nokia’s financial outlook, Nokia updated its outlook assumptions for its four new business groups and Group Common and Other in 2021, and provided new outlook assumptions for 2023.

Between 2021 and 2023, each business group is expected to contribute to shareholder value creation. Each business group is focused on driving improved focus on capital allocation and technology leadership in 2021, positioning Nokia to grow profitably in 2022 and beyond. Over time, each business group is expected to generate a return on capital employed (ROCE) greater than Nokia’s weighted average cost of capital (WACC) of 7%.

Comparable operating margin
Outlook assumptions	Full year 2021	Full year 2023
Mobile Networks	-1% to +2%	5 to 8%
Network Infrastructure	7 to 10%	9 to 12%
Cloud and Network Services	3 to 6%	8 to 11%
Nokia Technologies	>75%*	>75%*

*Although we are now providing our outlook assumption for Nokia Technologies in terms of comparable operating margin, we continue to maintain our expectation for Nokia Technologies to deliver a slight improvement in comparable operating profit in full year 2021, relative to full year 2020, and stable performance over the longer term.

Stock exchange release	4 (6)
18 March 2021

Group Common and Other primarily consists of support function costs. Where possible, we have now embedded support function costs directly into our business groups. Therefore, we expect the net negative impact of Group Common and Other to decrease, relative to previous levels, to approximately €200 million in 2021 and 2023.

Sustainability

Nokia strongly believes that connectivity and technology will play a key role in helping to solve many future challenges. Its sustainability strategy is focused on areas it believes will have the greatest impact on sustainable development and on its business. To improve people’s lives, it is focusing on climate, integrity and culture:

•	On climate, Nokia recently announced that it is targeting to reduce emissions by 50% across both its own operations and products in use between 2019 and 2030. Its new recalibrated Science Based Targets fulfil its commitment to align with a 1.5°C global warming scenario.

•	On integrity, Nokia has been recognized as one of the world’s most ethical companies by the Ethisphere institute and intends to continue to strengthen its position.

•	On culture, Nokia wants to prioritize greater inclusion and diversity. As one example, it is targeting an increase of female hires in global external recruits.

Updated dividend policy

Today, Nokia also updated its dividend policy. It is target recurring, stable and over time growing ordinary dividend payments, taking into account the previous year’s earnings as well as the company’s financial position and business outlook.

As previously announced, Nokia’s Board of Directors did not propose a dividend or dividend authorization for the financial year 2020. After Q4 2021, the Board will assess the possibility of proposing a dividend distribution for the financial year 2021 based on the updated dividend policy.

Speakers and webcast details

Nokia’s webcast for investors and analysts will begin on 18 March 2021 at 14:00 EET (Helsinki) / 8:00 EST (New York). Full program and a link to the webcast is available on the event webpage http://nokia.ly/CMD.

Note: The proposed organizational changes referenced in this release may be subject to consultation with employee representatives in certain jurisdictions and are not considered final until such processes are completed.

Stock exchange release	5 (6)
18 March 2021

About Nokia
We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Investor Enquiries:
Nokia

Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

Media Enquiries:
Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

Stock exchange release	6 (6)
18 March 2021

Forward-looking statements

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G, ReefShark and increased digitalization; M) expectations regarding our customers' future actions, including our customers’ capital expenditure constraints and our ability to satisfy customer’s needs and retain their business; and N) statements preceded by or including “believe”, “expect”, “expectations”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should", "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions and the possibility of our customers awarding business to our competitors; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies' ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return (if any) we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; 31) risks related to undersea infrastructure; and 32) the scope and duration of the COVID-19 impact on the global economy and financial markets as well as our customers, supply chain, product development, service delivery, other operations and our financial, tax, pension and other assets, and the shape of the economic recovery following the pandemic as well as the risk factors specified in our 2020 annual report on Form 20-F published on March 4, 2021 under "Operating and financial review and prospects-Risk factors" and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2021	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate